SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             STRATIGOS FUND, L.L.C.
                                (Name of Issuer)

                             STRATIGOS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSP Number of Class of Securities)

                                Howard M. Singer
                             Stratigos Fund, L.L.C.
                                622 Third Avenue
                                    8th Floor
                            New York, New York 10017
                            Telephone: (212) 667-4122
                               Fax: (212) 667-4949

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 19, 2001
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


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                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation:     $18,000,000(a)  Amount of Filing Fee   $3,600(b)
-------------------------------------------------------------------------------


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at 1/50th of 1% of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,600
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-62235
Filing Party:  STRATIGOS FUND, L.L.C.
Date Filed:  November 19, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ].

     Stratigos Fund, L.L.C. (the "Fund") hereby amends and supplements its Issuer Tender Offer Statement on Schedule TO (the "Statement") originally sent to investors and filed with the Securities and Exchange Commission by the Fund on November 19, 2001, in connection with a tender offer (the "Offer") by the Fund to purchase up to $18,000,000 of interests in the Fund ("Interests").

     All   information  in  the  Offer  to  Purchase  filed  as  Exhibit  B,  is incorporated by reference in answer to all of the items in the Statement except those items as to which information is specifically provided herein.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The last sentence of the second paragraph of Item 5 of the Statement is hereby deleted and replaced with the following:

     Reference is hereby made to the proxy statement filed on November 19, 2001 on EDGAR and is incorporated herein by reference in its entirety for the purpose of filing this Schedule TO.

     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       STRATIGOS FUND, L.L.C.

                                       By: /s/ Howard M. Singer
                                          -------------------------------------
                                          Name:  Howard M. Singer
                                          Title: Authorized Signatory

November 19, 2001